Mail Stop 4561

June 13, 2008

Mr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group
Paradeplatz 8, P.O. Box 1, CH-8070
Zurich, Switzerland

Re: Credit Suisse Group
        Form 20-F for the year ended December 31, 2007
        Filed March 20, 2008
        File No. 001-15244

Dear Mr. Fassbind:

        We have reviewed your filing and have the following comments. Please be as detailed as necessary in your response. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2007

Note 1 – Summary of Significant Accounting Policies

1. You disclose that a loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. Please explain to us why you believe it is appropriate to wait to classify a subprime residential loan as non-performing until it is 120 days past due, rather than 90 days past due. Please quantify the amount of interest

income that would not have been recognized if you classified subprime residential loans as non-performing at 90 days past due.

Note 22 – Other Assets and Other Liabilities

2. You disclose that as of December 31, 2007, your company held CHF 48.0 billion of loans held-for-sale which included CHF 7.0 billion in loans held in trusts, which are consolidated under FIN 46(R) as a result of failed sales. Please explain to us why these sales failed and whether these loans are impaired. Furthermore, in Footnote 32 you disclose that the majority of your securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using QSPEs. You also disclose that entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal. Since it appears that failed sales caused these trusts to be consolidated, please explain how you determined that the risk of subsequent consolidation is minimal. Please also tell us your expectations for the future.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief